Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iNitrile, Inc.
6115 Skyline Dr. Suite C
Houston, TX 77057
https://www.intirile.com/

Up to $1,069,998.15 in Common Stock at $1.95
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: iNitrile, Inc.
Address: 6115 Skyline Dr. Suite C, Houston, TX 77057
State of Incorporation: TX
Date Incorporated: July 20, 2020

Terms:

Equity

Offering Minimum: $9,999.60 | 5,128 shares of Common Stock
Offering Maximum: $1,069,998.15 | 548,717 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.95
Minimum Investment Amount (per investor): $101.40

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Invest $5,000+ and receive 5% bonus shares on your investment.

$10,000+

Invest $10,000+ and receive 10% bonus shares on your investment.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

iNitrile, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

iNitrile, Inc. is developing an automated glove dispenser, which will be used in the health care industry. However, the versatility of the machine allows it to be used in various sectors and will assist reducing glove waste and traceability.

iNitrile is in a process of acquiring a 230,000 SQF building in Houston, TX where it expects to produce 30 million boxes per year of Nitrile gloves.

iNitrile's go-to-market strategy is unique and is designed to boost its sales. The company plans to license its machines only to customers that enter into long-term contracts to purchase glove cartridges from the iNitrile glove factory located in Houston, Texas. Further, the machines will have a built-in technology to operate only when refilled with glove cartridges manufactured by iNitrile.

Our parent company, Texas Medical Technology, LLC is an innovative medical technoloyg company that was founded in Houston, Texas, in 2020. iNitrile, Inc. has been a wholly-owned subsidiary of Texas Medical Technology, LLC since inception. Despite being a subsidiary of TMT, iNitrile operates as an independent entity in terms of funding and cash flow.

TMT is an innovative medical tech company that was founded during the height of the pandemic. TMT leverages big data, AI, and cognitive technology to bring cutting-edge solutions on a national and global level. The use of TMT solutions is not limited to highly specialized industries such as health care; it can be leveraged by a wide range of industries business including grocery stores, hotels, casinos, and cruise lines.

Competitors and Industry

The global nitrile gloves market size was valued at $3.12 billion in 2019 and is expected to grow at a compounded annual growth rate (CAGR) of 14.1% from 2020 to 2027 (Source: Grand View Research).

There is competition on the production level among companies such as Hartelga, Hungary, and few other East Asia producers, but what sets iNitrile apart is its patent-pending automated glove dispenser and domestic production.

The one-stop-shop model is very unique, and iNitrile is one of few companies utilizing this approach.

Current Stage and Roadmap

<u>Current Stage</u>

July 2020 - The company was formed as a subsidiary of Texas Medical Technology, LLC, a multi-million dollar company, which holds several MedTech companies.

December 2020 - First prototype completed. Patent was filed.

February 2021 - Second Prototype completed.

March 2021 - Executed contract to buy 230,000 SQF building for $12.5M USD in Houston, TX. Signed MOU with investors to invest $33M.

May 2021 - Third prototype will be completed.

<u>Future Roadmap</u>

October 2021 - Anticipated closing date for the factory site. Anticipated date to place an order of 11 lines of nitrile glove producing machines in the amount of $25M USD, which the company expects will produce 30M boxes a year.

November 2021 - Anticipated start date for glove lines assembly at the Houston, TX factory.

November 2021 - Anticipated date to secure long-term contracts to purchase the entire production of gloves for the next 4 years.

November 2021 - Anticipated start date for mass production of the automated glove dispenser.

January 2022 - Anticipated production date of the nitrile glove boxes.

The Team

Officers and Directors

Name: Dimitri Menin

Dimitri Menin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President, and Director
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Responsibilities include overseeing budgets, staff, and executives and evaluating the success of the company. Dimitri does not take salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** Texas Medical Technology
  Title: President
  Dates of Service: March 02, 2020 - Present
  Responsibilities: Oversees company operations.

Name: Jad Shraim

Jad Shraim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CFO, and Director
  Dates of Service: March 03, 2021 - Present
  Responsibilities: Oversees company financials. Jad does not receive a salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** Sourceline Medical Supply LLC
  Title: CEO
  Dates of Service: March 02, 2020 - Present
  Responsibilities: Responsible for company's overall strategy and executive decisions.

Other business experience in the past three years:

- **Employer:** Texas Medical Technology
  Title: Co-Founder and CFO
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Oversees company financials.

Other business experience in the past three years:

- **Employer:** Broadridge Financial Solutions
  Title: Managing Director
  Dates of Service: May 20, 2012 - January 07, 2021
  Responsibilities: Responsible for establishing the go-to-market strategy.

Name: Omri Shafran

Omri Shafran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, and Director
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Oversees company strategy. Omri does not receive a salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** Texas Medical Technology
  Title: CEO
  Dates of Service: March 02, 2020 - Present
  Responsibilities: Oversees company strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an automated glove dispenser. Our revenues are therefore dependent upon that market.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits
iNitrile Inc. was formed on 7/20/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iNitrile has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that iNitrile Machine and nitrile gloves is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Raw Material Prices
increase in Raw Material Prices will drive our cost up affecting our bottom line profit.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Texas Medical Technology LLC (Dimitri Menin 32.50%, Jad Shraim 27%, and Omri Shafrn 24.50%)	25,650,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 25,650,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 3,705,000 shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Tag-Along Rights.

In the event that a Shareholder proposes to transfer, in any single or series of related transactions, either directly or indirectly, any part of his Shares in the Corporation, (also referred to as "Offered Shares"), the following shall apply:

7.1. The Shareholder shall notify the other Shareholders, in writing, of such proposed transfer and its terms and conditions, including, without limitation, (i) his bona fide intention to sell or transfer the Offered Shares, (ii) the amount of Shares to be transferred, (iii) the price and terms, if any, for which it proposes to transfer each 1 share of the Offered Shares and (iv) the name and address of the proposed purchaser or transferee and that such purchaser or transferee is committed to acquire the Offerred Shares and on the stated price and terms ("Offering Shareholder Notice").

7.2. Within thirty five (35) days of the date of such notice, each Shareholder shall notify the selling Shareholder in writing (the "Co-Sale Notice") if he elects to either (i) exercise his right of first refusal specified in §6 above; or (ii) participate in such transfer. The Co-Sale Notice shall also detail what number of his shares such Shareholder offers for sale, or if no such information is given, the Shareholder shall be deemed to offer all of its Shares for sale.

7.3. If a Shareholder elects to take advantage of the right of first refusal right, Section 6 shall apply. If he elects to exercise this drag along right, he shall have the right to sell, at the same price and on the same terms as the selling Shareholder, that total number of Offered Shares divided by the total number of Shares of the joining Shareholder and the Offering Shareholder, but in no event more than the number of Shares stated by joining Shareholder, if so stated, in the Co-Sale Notice. Nothing shall prevent the purchaser from agreeing to purchase, all of the Shareholder's Offered Shares in addition to the shares offered for sale in the Co-Sale Notice, provided that such purchase shall be done upon the same terms detailed in the Offering Shareholder Notice. The Parties and the purchaser shall convene to consummate the transaction at such times as agreed upon between the Parties and the purchaser, pursuant to the sale agreement or other document governing the sale of the Offered Interests.

7.4. In the event that either (i) all Shareholders fail to give the Co-Sale Notice within the time frame specified in Section 7.2; or (ii) the Shareholders exercised their right given hereunder but nevertheless fail to transfer its portion of the Offered Shares to the proposed purchaser at the closing of the sale contemplated pursuant to Section

7.3 above, the selling Shareholder shall be free to sell the Offered Shares in full, but only to the proposed purchaser and upon the terms specified in the Offering Shareholder Notice, by no later than one hundred and eighty (180) days after the Offering Shareholder Notice, or the closing date contemplated in Section 7.3, whichever is later. If the sale was not consummated by said time frame, any proposed sale of a Shareholder's Interest shall be subject to this Section 7.

Confidentiality, Non-Disparagement.

8.1. Confidentiality. Each Party acknowledges that, as a result of his participation in the business and affairs of the Corporation, he will acquire and possess, certain proprietary, secret or confidential information relating to the Corporation and its business and affairs, including, without limitation, customer lists, supplier lists, production methods, sales, marketing and distribution methods and strategies, business plans, financial results and financial condition, computer programs and software, and documents marked "Confidential," together with all notes, memoranda, correspondence, records and other written documents related thereto (collectively, the "Confidential Information").

Each Party further acknowledges that all such Confidential Information is the confidential and proprietary information of the Corporation, the disclosure of which would likely substantially and adversely affect the business of the Corporation. Each Party therefore agrees that he or it will not at any time hereafter, directly or indirectly, for his own account or as a Shareholder, director, Shareholder, officer, employee, partner, joint venture, consultant or agent of, or otherwise on behalf of, any Corporation, partnership, or other entity or person, disclose to anyone or use for his or its own benefit any of such

Confidential Information, or cause or induce others to do the same, without the prior written consent of the Corporation, and that he will forever hold all such Confidential Information in strictest confidence. Notwithstanding the foregoing, the confidentiality covenants contained herein shall not apply to any information that (i) is already or becomes in the public domain at the time of disclosure without any breach by the Party of any confidentiality covenant contained in this Agreement, (ii) is required to be disclosed under applicable law or judicial process, but only to the extent so required, or (iii) is available to third parties not under an obligation of confidentiality at the time of disclosure without any breach by the Shareholder of any confidentiality covenant contained in this Agreement.

9. Non-Disparagement: Neither Shareholder or former Shareholder, director or officer shall, in any manner disparage, deprecate, defame, discredit, or belittle the Corporation or the other Shareholder, director, officer or its respective business, activities, operations, skills, reputation, services, officers or employees.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,705,000
  Use of proceeds: IP, Implementation, Project Oversight
  Date: May 03, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without generating revenue, the business can operate for approximately 12 months.

Foreseeable major expenses based on projections:

Research and Development is our major target, working on iNitrile technology that will provide a competitive advantage at the medical industry, and any other related business with high use of gloves.

Human capital, all the knowledge that we will acquire from our Research and Development, comes from the work of a group of talented people who is working in the machine since day one.

Future operational challenges:

Operational Challenges reside in key areas such as:

1 - Capacity management given the fluctuating demand

2 - New government regulations

Future challenges related to capital resources:

Some of our future challenges include:

1 - Customer extended payment terms

2 - Rising interest rates

3 - Market sensitivity and unpredictability

Future milestones and events:

The global response to the pandemic continues to evolve, and there has been a set strategy to combat the spread of such viruses. A key milestone is defining the U.S and European set strategy for preventing future health pandemics. The second key milestone is defining the new norm for day to day businesses and activities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

iNitrile has a $5 million line of credit with its parent company and has applied for government funding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding from this campaign will represent one of the key funding sources currently available to the firm, but it is not critical to company operations. It represents 10% of what we envision raising. The funds of this campaign will assist in further developing its intellectual property / patented-pending technology and prepare it for mass production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the company can continue to operate without this specific fundraising event; however, the timeline for bringing the product to market will have to be revised. If the Company raises its maximum funding goal of approximately $1.07M, of the total funds that our Company has, 10% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funding goal, we expect to continue operating for 12 months based on estimated rent, utilities/insurance, payroll, equipment financing, raw material financing, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, the company expects to operate for approximately 36 months based on estimated rent, utilities/insurance, payroll, equipment financing, raw material financing, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company does not have specific plans outside of listed liquidity options. The Board will contemplate new financing and funding opportunities as required.

Indebtedness

- **Creditor:** Texas Medical Technology
  Amount Owed: $153,523.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Texas Medical Center Supply LLC
  Names of 20% owners: Dimitri Menin 32.5%, Omri Shafran 32.5%, and Jad Shraim 19%
  Relationship to Company: At the time, the Company issued all 5,000 shares of Common Stock at no par value to Texas Medical Center Supply LLC, thereby making it the parent company.
  Nature / amount of interest in the transaction: The Company issued all 5,000 shares of Common Stock at no par value to Texas Medical Center Supply LLC.
  Material Terms: Amount: $0. No maturity date, and no interest rate.

Valuation

Pre-Money Valuation: $50,001,750.00

Valuation Details:

iNitrile, Inc. set its pre-money valuation based on an analysis of the following factors:

The Company has filed one patent application, and its founders have invested funds for developing its patent-pending technology. The funds were spent in the brand, R&D, lease, professional services, PWC valuation engagement, and EY audit.

The Company's customer profile includes very large entities/tier one customers such as, VA, DLA, Medline, Honeywell, Port of Miami Cruise Lines, Light Point, HIS Indian Health System, and FEMA.

The Company expects that its relationships will boost sales and secure long-term contracts. We currently have a 5 year contract with Light Point for our entire product for the first year, selling at $9.00 per box. Our production for the first year is expected to be 30,000,000 boxes.

The Company is currently negotiating a $33 million partnership with a publicly-traded company.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has one class of security, and no outstanding options, warrants, or other securities with a right to acquire shares. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  We will allocate the resource mainly to research and development. We understand that any machine created by man can be improved, however, perfection is not achieved by adding, but until reaching the simplest and most efficient process. We will achieve this thanks to the fact that we know each nut and bolt that make up the machine, and we are very clear about its purpose. However, research and development will help us get there faster.

- *Working Capital*
  46.5%
  A part of the funds will be designated for human capital. The iNitrile team is made up of several masterminds, from passionate creatives, meticulous engineers, deep researchers to the most persuasive salespeople, despite being so different they have something in common, love, passion. and commitment to making iNitrile possible.

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Even raising the maximum, research and development is still our main priority. We believe that we have a highly efficient machine but understand that there is always room for growth and improvement. We will use these funds raised to power our research and for the development of machines. We have defined goals

and a clear path forward. Adequate funding will allow us to reach those destinations more quickly. If we raise the maximum amount we would further update the technology to include a chip recognition device indicator and sensor that would enable us to track the usage at a more detailed user level. We would also update the machine pickup mechanism design to be in the shape of a hand to further elevate accuracy and reduce pick up cycle time by 1.2 seconds per glove.

- *Working Capital*
  46.5%
  With raising the maximum, part of the funds will be used to build and strengthen our incredible team. The iNitrile team is made up of several masterminds, from passionate creatives, meticulous engineers, deep researchers to the most persuasive salespeople, despite being so different they have something in common, love, passion, and commitment to making iNitrile possible. We have plans to expand our team with new hires, especially in the field of research and development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.intirile.com/ (www.initrile.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/initrile

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iNitrile, Inc.

[See attached]

iNitrile, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
iNitrile, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 18, 2021
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2020
ASSETS	
Current Assets	
Prepaid Expenses	5,166
Total Current Assets	5,166
Non-current Assets	
Machinery and Equipment, net of Accumulated Depreciation	4,966
Intangible Assets: Trademark and Patent	30,897
Total Non-Current Assets	35,863
TOTAL ASSETS	41,029
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	19,213
Total Current Liabilities	19,213
Long-term Liabilities	
Loan Payable Related Party	153,523
Total Long-Term Liabilities	153,523
TOTAL LIABILITIES	172,736
EQUITY	
Accumulated Deficit	(131,707)
Total Equity	(131,707)
TOTAL LIABILITIES AND EQUITY	41,029

Statement of Operations

	Short Year Ended December 31, 2020
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	11,333
General and Administrative	40,586
Research and Development	76,677
Rent and Lease	2,583
Depreciation	527
Total Operating Expenses	131,707
Operating Income	(131,707)
Net Income	(131,707)

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(131,707)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	527
Accounts Payable	19,213
Prepaid Expenses	(5,166)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	14,574
Net Cash provided by Operating Activities	(117,133)
INVESTING ACTIVITIES	
Machinery and Equipment	(5,493)
Trademark and Patent	(30,897)
Net Cash provided by Investing Activities	(36,390)
FINANCING ACTIVITIES	
Loan Payable from Related Parties	153,523
Net Cash provided by Financing Activities	153,523
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Date of Inception 7/20/2020	-	-	-	-	-
Issuance of Common Stock	5,000	-	-	-	-
Net Loss	-	-	-	(131,707)	(131,707)
Ending Balance 12/31/2020	5,000	-	-	(131,707)	(131,707)

iNitrile, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

iNitrile, Inc ("the Company") was formed in Texas on July 20th, 2020. The Company plans to earn revenue through the sale of an automated and sterile glove dispenser to be used in the health care industry.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/20**
Machinery and Equipment	2	5,493	527	-	4,966
Grand Total	**-**	**5,493**	**527**	**-**	**4,966**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Intangible Assets: Trademark and Patent

The Company capitalizes costs incurred to obtain its patents and trademarks. These costs are amortized over their legal useful lives which are 6-20 years. Amortization expense for the short year ended 2020 are immaterial.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company issued all 5,000 shares of Common Stock at no par value to Texas Medical Center Supply LLC, thereby making it the parent company.

The Company also entered into a loan agreement with its parent company – please see "Note 5 – Debt" for more details.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans – In 2020, the Company entered into a loan agreement with its parent company for $153,523 bearing no interest rate and no maturity date. This loan is not secured and is due upon demand. The balance of this loan was $153,523 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

*The loan mentioned above is due upon demand, which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 shares of Common Stock with no par value. 5,000 shares were issued and outstanding as of 2020. See subsequent events note for additional issuances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 18, 2021, the date these financial statements were available to be issued. The Company issued an additional 28,495,000 shares to 3rd parties in exchange for stock subscription receivables at nominal value.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

iNitrile

Automatic Disposable Glove Dispenser


Innovative glove dispensing machine
*These images are over iNitrile's prototype device which is currently in development and not yet available on the market.

Website Houston, TX HEALTH TECH

iNitrile is the creator of an innovative glove dispensing machine that eliminates the risk of viral contamination, streamlines processes, and minimizes product waste. Scan your RFID badge, disinfect your hand, insert it in the machine and you are good to go! It is that simple. We thrive to overcome challenges by inventing revolutionary technologies. Our approach is focused on safety, automation, and inventory optimization while improving the user experience accessing and utilizing disposable gloves.

$0.00 raised

0 Investors	$50M Valuation
$1.95 Price per Share	$101.40 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The global personal protective equipment market is expected to reach $123.38 billion by 2027 registering a CAGR of 9.6%.
- The sky-high freight prices, strict FDA inspection guidelines for PPE cargo, and other political sanctions have caused a huge shortage of PPE products, especially gloves. The need for domestic production of PPE is more urgent than ever.
- iNitrile glove dispenser technology will allow the company to secure a large market share versus other factory plants that can only offer the production of nitrile gloves.

OVERVIEW

We Revolutionize Putting on Gloves

Putting on gloves without contamination is possible - it can be done simply and quickly.


We are creating a new solution for a day to day problem.

This image is of iNitrile's prototype device, which is currently in development and not yet available on the market.

iNitrile's innovative approach normalizes PPE protocols in the workplace by minimizing waste, cost, and on-premise risk of infection for various business sectors across the United States.

One of the main drivers for iNitrile is the passion for innovation and the commitment with our clients for the improvement to their daily lives. Our team is distinguished by seeking the latest technological advances to apply them in the development of machines combining technology, innovation and user experience.

Access to universal health requires investment and protection at all times, not only during health emergencies, as this type of investment pays off generously in terms of health, employment, and economic and social opportunities. iNitrile is committed to ensuring safe and decent working conditions for our healthcare workers, and to protecting their physical and mental health by being aware that all safety measures are taken.

THE PROBLEM

Viral Contamination is a real risk, and traditional methods of putting on gloves increase that risk.


There has to be a better way to dispense gloves.

Many industries such as medical, food and beverage, cosmetics and entertainment are required to use gloves on a daily basis. This high consumption of gloves created the need to develop a solution to automate the process.

The iNitrile team recognized the urgent need for the market to have an automated system to dispense gloves, eliminate contamination risk and track usage efficiently.

**Images used in this video are in the prototype phase. Product is not currently available on the market.*


FUNCTIONALITY
IN 3 SIMPLE STEPS

THE SOLUTION

Hello New World of Sterilization

The iNitrile machine is focused on improving five key areas. First is safety via its contactless approach eliminating infection and contamination risks. Second is traceability via its built-in AI-based technology. Third is inventory management via its built-in cloud-based software. Fourth is product usage optimization via its dispensing technology, which eliminates glove tears. Fifth is user experience when accessing and utilizing gloves.

Our product is simple: it dispatches nitrile gloves automatically without human contact. Nitrile gloves are used in the healthcare sector because they are made of synthetic rubber, versus latex gloves which a lot of people are sensitive to. The iNitrile glove dispenser contains cartridges that place the gloves directly on the user's hands - reducing contamination.


16:42 | 04/05/2021
S 50% M 80% L 100% XL 77%
iNitrile
PREPARING YOUR GLOVE
Putting on gloves has been revolutionized.
Improve user experience with a useful & friendly interface
Making strides to considerably reduce gloves waste
Avoid insurance claims of hospitals, clinics & companies
Control gloves storage management & automates
Improve glove use, increase sterilization & reduce infection
Suitable for different types & sizes of organizations

**These images are of iNitrile's prototype device, which is currently in development and not yet available on the market.*

We believe this technology will greatly improve sterilization rates, as well as prevent inadvertent infection from being transmitted within a workplace or venue.

OUR TRACTION

We are taking the industry by storm


AVERAGE OVER VALUE
1 million gloves
COGS
$1.60 - $1.88
GROSS MARGINS
77%

The Average Over Value for our business model is in the range of **1 million** Nitrile gloves, of course, considering the growing curve of the demand in our product.

Our cost of goods sold reflects the great skills of the management team with special care in the whole process and the materials used. Therefore, our cost of goods sold is in the range of **1.60** to **1.88** cents.

Lastly, our Gross margin is **77%** on average.

In The Media

Texas Medical Technology Launches Its Smart iNitrile Device for Putting on Gloves Easily, Safely, and Automatically

iNitrile glove dispenser ensures organizations considerably enhance upon their very own security protocols amidst a pandemic. A simply accessible and plentiful provide of disposable gloves will significantly enhance sterilization charges, in addition to prevent inadvertent infection from being transmitted inside an office or venue. The continued use of the gadget helps organizations obtain important financial savings in working prices, lowering as much as 40 p.c in glove waste over the primary 12 months of operation. iNitrile's built-in, cloud-based, administration software program permits enterprises to streamline inventory administration by managing the utilization course of and provide ranges. (Source, Source, Source)


businesswire
A BERKSHIRE HATHAWAY COMPANY

THE MARKET

One Step Ahead

The global disposable glove market was valued at USD $10.17 billion in 2020 and is expected to grow at a CAGR of **9.2%** from 2020 to 2028. (Source)



**These are estimated profit numbers based on company data.*

Growing demand for disposable gloves in medical & healthcare, pharmaceutical, automotive, chemical, and oil & gas industries has been a major driving factor for market growth.

With this in mind, nitrile emerged as the primary material used for disposable gloves due to its latex-free, chemical resistance and long shelf life.

This product does not currently exist in the market and creates an innovative solution for a daily problem; iNitrile does not have any competitors.

WHY INVEST

We Create a Solution for an Everyday Problem

The COVID-19 pandemic shed light on risks that have been previously overlooked and accepted. Frontline workers and healthcare professionals should not have to risk their own health in order to treat patients.

Everyone deserves a safe and hygienic work environment, which is a core principle of our mission. We aim to have our products placed in every American hospital and eventually in every business or venue in need of gloves around the world.


We are the next
generation of the
technological
world and creative
solutions.
iNitrile
iNitrile

We believe iNitrile will help reduce errors and waste and help create a safer, healthier world.

July 2020



iNitrile gets started

We gather our best engineers from different branches to start this exciting project.

December 2020



1st Prototype Ready

The first prototype is delivered.

March 2021



2nd Prototype Ready

The second prototype is delivered.

June 2021



3rd Prototype Ready

The third prototype is delivered.

July 2021



R&D towards Final Design

We started working with Sanmina for the final design.

December 2021



ANTICIPATED: Final Design and UL Cert

Final design is expected be ready, and we expect to have the UL certification.

2022


iNitrile

ANTICIPATED: Mass Production

We plan to start mass production.

In the Press

businesswire yahoo! iEmpresarial Opera News RT SLEEP WORLD

FOX 26 HOUSTON THE TIMES OF ISRAEL

SHOW MORE

Meet Our Team



Dimitri Menin

Co-Founder, President, and Director

Menin has 12 years of experience in multimillion-dollar businesses, including the food and retail industries.



Jad Shraim

Co-Founder, CFO, and Director

Jad Shraim is the Co-Founder and Chief Financial Officer of Texas Medical Manufacturing, LLC and iNitrile, Inc.



Omri Shafran

CEO and Director

Shafran is a Harvard graduate and ex-Navy SEAL. He has extensive experience in managing multimillion-dollar companies.

Offering Summary

Company	iNitrile, Inc.
Corporate Address	6115 Skyline Dr. Suite C, Houston, TX 77057
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.15
Minimum Investment Amount (per investor)	$101.40

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,128
Maximum Number of Shares Offered	548,717
Price per Share	$1.95
Pre-Money Valuation	$50,001,750.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Invest $5,000+ and receive 5% bonus shares on your investment.

$10,000+

Invest $10,000+ and receive 10% bonus shares on your investment.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

iNitrile, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Page Video (current)

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Video (to be filmed)

The global PPE market is expected to reach $123 billion by 2027, and the need to provide a technology to dispense gloves in a safe, controlled manner is more important than ever, especially after covid exposed the severity of viral contamination risk.

The disposable glove market grew to $10 billion in 2020, with higher demands from hospitals and healthcare institutions worldwide, at a time when close to half of the world's disposable gloves are thrown out before they're used because of tears or compromised exposure..

That's why we created iNitrile—the American-made, state of the art, patented disposable glove dispenser that reduces unnecessary waste and dangerous contamination.

iNitrile solves the industry's problem of compromised sterility and infection. The user will simply use their badge to trigger the machine. The machine will prompt the user to disinfect their hands using a built- in sanitizing system. After the sanitization is complete and verified, the machine will analyze the badge data to identify the user , their glove size and the type of glove required. The machine will rotate to the appropriate tray to pick up the glove. It will inflate the glove and prompt the user to insert their hand into a fully sanitized compartment before removing the glove for use. It's that simple

Our direct impact on automated PPE tech has already been featured in BusinessWire, Yahoo! Finance, FoxNews Houston and the Houston Business Journal.

iNitrile is able to track who is using gloves, which sizes are being used most, and how quickly they need to be replenished. This built-in, cloud-based software enables hospitals to streamline stock management and helps achieve significant savings in operating costs, reducing glove waste up to 40% in the first year.

Our parent company, Texas Medical Technology is rapidly growing company, achieving $35M in sales in the first year, receiving one of the largest PPE contract in US history, winning a 5 year contract to cover 350 VA hospitals, and another contract to provide PPE to 11,500 schools in Texas, amongst other big wins. iNitrile plans to leverage those key relationships to boost its sales and gain market share.

iNitrile aims to serve as a one-stop shop for PPE as we plan to produce the gloves and use it's patent-pending glove technology to position itself as a leader in the new emerging PPE market here in the U.S.

We're now on track to establish the one of the largest Glove factory plant in the country.

The global disposable gloves market is on track to expand at a compound annual growth rate of

11.2% through 2027. With increasing demand in medical, pharmaceutical, automotive, chemical, and oil industries, now is the time to invest.

Our founders worked in PPE sales during the pandemic and we saw the havoc created by an overreliance on overseas suppliers. When borders closed and governments imposed import restrictions, freight skyhigh prices, customs and inspections delays the ensuing shortages forced our frontline workers to take risks reus potentially contaminated PPE out of sheer necessity.

Because iNitrile makes our natural gloves here in the US, we are not reliant on foreign imports—and therefore are shielded from dangerous shortages in times of crisis. Our American manufacturing ensures a steady supply of PPE that protects frontline workers with our quality products. It also creates local jobs, boosts the economy, and helps us secure large national contracts.

We are a U.S based manufacturer, but our development and factory plant team represents over 50 countries. This diverse team has combined experience in supply and manufacturing engineering, aerospace,IT and software services.

We can fast-track mass production of iNitrile to health care systems,, front line workers, and hospitals across the US with the opportunity to scale to any and every business that uses gloves.

Help iNitrile create American jobs, protect frontline workers and patients, and decrease our dependence on foreign suppliers.

We may not always be in the wake of a national health emergency, but we will always need to be ready to provide a steady supply of American-made technology and gloves.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.